Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: NYSE Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 151.6MM
88

FOR IMMEDIATE RELEASE: February 8, 2006	No. 2/06

IAMGOLD 2005 OPERATING RESULTS UPDATE AND MALI YEAR-
END RESERVES AND RESOURCES

Toronto, Ontario, February 8, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that the Company produced a total of 447,000 ounces of gold in 2005 at a weighted average cash cost of US$276 per ounce. While the Company’s total share of gold reserves at the four mines in which it has interests, as at June 30, 2005 (Tarkwa and Damang) and December 31, 2005 (Sadiola and Yatela), decreased modestly, resources increased substantially.

Joe Conway, President and CEO of IAMGOLD commented on the Company’s 2005 production results and share of gold reserves and resources, stating: “While 2006 production will increase over 2005, rising costs continue to have an impact and we are evaluating numerous options to mitigate these increasing costs. IAMGOLD’s overall resources increased significantly in the last 12 months primarily due to the addition of resources at Quimsacocha. Sadiola continues its track record of replacing production through the conversion of resources into reserves. Another increase to the Company’s reserves and resources will occur at the close of the Gallery Gold acquisition.”

2005 Production and Cash Costs
The table below summarizes production and Gold Institute cash costs at each of the four operations in which IAMGOLD holds interests.

	Production		IMG
	(000 ozs)		GI Cash Cost
Mine	100%	IMG Share	(US$/oz)
Sadiola	442	168	$270
Yatela	246	98.5	$269
Tarkwa	725	137	$268
Damang	230	43.5	$347
Total/Weighted Average		447	$276

*    Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production.

Total forecast 2006 production from the four mines in which IAMGOLD holds interests is 480,000 ounces at a cash cost of US$295 per ounce.

Discussion on Reserves
IAMGOLD’s share of combined total reserves from its mines is 3.9 million ounces (refer to Table 1) using a gold price of US$375 per ounce for the Tarkwa and Damang mines and US$400 per ounce for the Sadiola and Yatela mines and based on pit optimizations run at US$375 per ounce of gold and US$400 per ounce.

Table 1
Summary Table of IAMGOLD’s Reserves and Resources

	Proven and Probable		Measured and Indicated		Inferred
Mine	Reserves		Resources (1)		Resources
	100%	IMG's Share	100%	IMG's Share	100%	IMG's Share
	(000’s oz)	(000’s oz)	(000’s oz)	(000’s oz)	(000’s oz)	(000’s oz)
Sadiola (2)(4)	2,273	864	5,716	2,172	5,324	2,023
Yatela (2)(4)	542	217	980	392	149	57
Tarkwa (3)(5)	13,406	2,534	16,915	3,196	2,626	496
Damang (3)(5)	1,344	256	1,933	365	154	29
Quimsacocha (6)			2,797	2,797	168	168
Total	17,565	3,871	28,341	8,922	8,421	2,773

(1)	Measured and indicated resources include proven and probable reserves.
(2)	Reserves calculated at a US$400/oz gold price on pits optimized at a US$400/oz gold price.
(3)	Reserves taken from a US$375/oz gold price sensitivity analysis on pits modeled at US$400/oz gold and US$420/oz gold.
(4)	Mineral Resources calculated at a gold price of $475/oz.
(5)	Mineral Resources are at a gold price of US$450/oz.
(6)	Mineral Resources at a cut off grade of 1.0 g/t gold

For more detail on Tarkwa and Damang reserves and resources please refer to the press release of October 5, 2005.

Tables 2 through 4 illustrate proven and probable reserves for both Sadiola and Yatela at December 31, 2004 and at December 31, 2005 at a US$350 per ounce and a US$400 per ounce gold price, respectively.

At the Sadiola mine, IAMGOLD’s portion of the proven and probable reserves from December 31, 2004 to December 31, 2005 increased by 32,000 ounces after mining 184,000 ounces during 2005. This was due to an increased gold price for the reserve calculation, and the addition of material from satellite pits. At Yatela, IAMGOLD’s portion of the proven and probable reserves decreased by 137,000 ounces, mainly due to mining depletion.

Table 2
Proven and Probable Reserves - Sadiola and Yatela Mines
	December 31, 2005 (1)(2)				December 31, 2004 (7) (8)
	Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(Mt)	(g/t)	(000’s oz)	(000’s oz)
Sadiola (3) (5)(6)
Proven	7.3	2.0	455	173	6.6	1.8	379	144
Probable	13.8	4.1	1,818	691	15.8	3.5	1,811	688
Total	21.1	3.4	2,273	864	22.4	3.0	2,190	832
Yatela (4)
Proven	1.3	1.3	55	22	2	1.9	119	48
Probable	3.8	4.0	487	195	5.7	4.2	766	306
Total	5.1	3.3	542	217	7.7	3.6	886	354

(1)	Using the J.O.R.C. Code. Pit optimized and designed at US$400/oz gold price cut-off with pit content on US$400/oz cut-off grade.
(2)	2005 plant recovery is assumed to be 93% for oxides and 75% for sulphides.
(3)	All the reserves in the “Proven” category are stockpile material. All the reserves classified as “Probable” are in-pit.
(4)	Recovery for Yatela is assumed to be 85% for oxides and 75% for sulphides.
(5)
Cut-off grades calculated for plant grade ore [1.42g/t (oxide), 2.45g/t(sulphide)], upper marginal ore [1.16g/t (oxide), 2.12g/t (sulphide)] and lower marginal ore [0.79/t (oxide), 1.66 g/t (sulphide)].

(6)	A grade control reconciliation factor of +5% has been applied to the 2005 reserves and a +3% factor was applied for the purpose of Life-of-Mine planning.
(7)	2004 plant recovery for Sadiola was assumed to be 95% for oxides and 79% for sulphides.
(8)	Using the J.O.R.C. Code. Pit optimized and designed at US$350/oz gold price cut-off with pit content on US$350/oz cut-off grade.

Table 3 illustrates the change in reserves at the Sadiola and Yatela mines as a result of 2005 production plus contributions attributed to the change in the gold price, pit design and geological models during the 12 month period to December 31, 2005.

Table 3
Reconciliation of Proven and Probable Reserves - Sadiola and Yatela Mines

	Sadiola		Yatela
	Contained Gold		Contained Gold
	100%	IMG Share	100%	IMG Share
	(000’s oz)	(000’s oz)	(000’s oz)	(000’s oz)
Reserves at Dec. 31/04 (at US$350 per ounce)	2,190	832	886	354
Depletion due to mining (Dec./04 - Dec./05) (1)	(483)	(184)	(295)	(118)
Additions (2)	249	95	13	5
Other (3)	317	120	(62)	(25)
Reserves at Dec. 31/05 (at US$400 per ounce)	2,273	864	542	217

(1)
 Depletion due to mining during the 12 month period to December 31, 2005 does not necessarily total actual reported production as the amounts calculated to have been processed are from the reserve model versus actual production.

(2)	Addition due to model changes and infill drilling.
(3)	Changes in cut-off grade, pit design, grade control gains and mine call factor.

The sensitivity on proven and probable reserves for Sadiola and Yatela at various gold price assumptions is shown in Table 4. The sensitivity in ounces of gold at varying gold prices is minimal. At Sadiola this is primarily due to below pit resources that are part of the resource material currently undergoing a prefeasibility study as part of the Sadiola Deeps project. Only material existing lateral to the pit at various gold prices is included in this sensitivity analysis and these are limited. At Yatela it is a function of the mine life. Mining is almost complete and is taking place at the bottom of the pit. A large cut-back would be required to add additional ore tonnes at Yatela.

Table 4
Proven and Probable Reserve Sensitivity - Sadiola and Yatela Mines

	Sadiola Gold Mine				Yatela Gold Mine
			Contained Gold				Contained Gold
Gold Price	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(millions)	(g/t)	(000’s oz)	(000’s oz)
US$ 375/oz	19.7	3.4	2,168	824	5.0	3.3	535	214
US$ 450/oz	23.7	3.2	2,413	917	5.4	3.2	557	223
US$ 500/oz	26.2	3.0	2,534	963	5.8	3.1	573	229

Discussion on Resources
As at December 31, 2005, IAMGOLD’s share of measured and indicated resources (which include reserves) at Sadiola totaled 2.2 million ounces of gold and at Yatela, including the Alamoutala and KW18 deposit, totaled 392,000 ounces. This represents a total increase of 756,000 ounces at Sadiola and Yatela, or 42% when compared to measured and indicated resources reported at December 31, 2004. At the Yatela mine, measured and indicated resources decreased by 104,000 ounces, mainly due to mining depletion. At the Sadiola mine, measured and indicated resources increased by 860,000 ounces due to the upgrading of inferred resources to indicated resources in the FE3, FE4 and Deep Sulphides. As at December 31, 2005, IAMGOLD’s share of inferred resources at Sadiola and Yatela were 2.1 million ounces, an increase of 90,000 ounces from December 31, 2004.

Table 5
Measured, Indicated and Inferred Resources - Sadiola and Yatela Mines (1)

	December 31, 2005				December 31, 2004
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(Mt)	(g/t)	(000’s oz)	(000’s oz)
Sadiola (2)
Open Pit(3)
Measured	16.7	1.4	734	279	6.4	2.5	509	193
Indicated	25.8	2.4	1,959	745	18.7	2.8	1,705	648
Total M & I	42.5	2.0	2,693	1,024	25.2	2.7	2,214	841
Inferred	2.5	1.5	119	45	0.7	2.1	46	17
Deep Sulphide
Measured	1.5	2.8	133	50	1.3	2.7	109	41
Indicated	29.8	2.4	2,313	879	7.3	2.7	645	245
Total M & I	31.3	2.4	2,446	929	8.6	2.7	753	286
Inferred	81.6	1.9	4,880	1,854	54.2	2.5	4,354	1,655
Satellites
Measured	0.3	1.9	17	6	-	-	-	-
Indicated	6.9	2.5	560	213	5.2	2.9	487	185
Total M & I	7.2	2.5	577	219	5.2	2.9	487	185
Inferred (6)	4.8	2.1	326	124	9.8	1.9	582	221
Yatela (4)
Main Pit
Measured (5)	5.0	1.2	187	75	5.7	1.4	261	104
Indicated	6.1	3.6	705	282	8.7	3.2	898	359
Total M & I	11.1	4.8	892	357	14.4	2.5	1,159	463
Inferred	1.4	3.3	142	57	1.9	3.8	229	92
Satellites (4)
Measured	0.3	1.5	15	6	0.4	2.3	26	10
Indicated	0.8	2.7	73	29	0.8	2.2	58	23
Total M & I	1.1	2.4	88	35	1.2	2.2	83	33
Inferred	0.1	2.5	7	3	0.3	2.3	20	8

(1)	Measured and indicated resources include proven and probable reserves.
(2)	A cut-off of 0.7 g/t gold was used within a US$475/oz pit shell, unless otherwise noted.
(3)	Resources include stockpiles (oxide), saprolite & oxide, silicious oxide, soft sulphide, blast oxide, blast sulphide, sulphide stockpile above a cut-off of 0.7 g/t gold.
(4)	A US$475/oz pit and cut-off grades of 0.6 g/t were used for the Yatela main pit and 1.0 g/t were used for the Alamoutala and KW18 pits.
(5)	Measured resources include stockpiles at a cut-off of 0.4 and 0.7 g/t.
(6)	The inferred resources for the satellite deposits are from FE-2, FN-3, FE-3, FE-4, FE-3 South, Sekokoto and Tambali South and were calculated at a cut-off grade of 0.7 g/t with no limiting shell.

Qualified Person / Quality Control Notes

The “Qualified Person” responsible for Roscoe Postle Associates independent resource estimate for Quimsacocha was Wayne Valliant, P. Geo.

For 2004, the Competent Person responsible for the generation of the mineral resource and reserve statements for the Sadiola and Yatela Mines include Sadiola and Yatela mine geologists G. Cooper, T. Gell M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth. Reserves and resources calculated by the mine staff underwent an audit by Competent Persons at AngloGold Ashanti, including V. Chamberlain and D. Worrall. Mineral resource and reserve statements for the Damang and Tarkwa mine were generated under the supervision of Gary Chapman.

For 2005, the Competent Person responsible for the generation of the mineral resource and reserve statements for the Sadiola and Yatela Mines include Sadiola and Yatela mine staff S. Robbins, S. Bamforth, P. Berten, J. Kirsten, G. Davis, B. de Oliveira C. Cronje, T. Mulpeter and R. van der Westhuizen. Reserves and resources calculated by the mine staff underwent an audit by Competent Persons at AngloGold Ashanti, including V. Chamberlain and D. Worrall. Mineral resource and reserve statements for the Damang and Tarkwa mine were generated under the supervision of Gary Chapman.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

John McCombe	or	Lisa Doddridge
Vice President, Operations		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.